UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on March 16, 2005.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SQM
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, March 16, 2005

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

We hereby inform you that on March 15, 2005, the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) unanimously agreed to recommend to the next Annual Shareholders Meeting of SQM to distribute, as a definitive dividend payment, 65% of the net profits obtained during the 2004 business period.

The above recommendation, in essence, increases the definitive dividend to be paid from 50% to 65% of such profits, and therefore involves the partial amendment of the “SQM 2004 Dividend Policy” that was presented to the Annual Shareholders Meeting carried out on April 30, 2004.

Therefore, and subject to the approval of SQM’s shareholders -gathered in the next Annual Shareholders Meeting to be held on April 29, 2005- SQM will pay a definitive dividend in the amount of US$0.18282 per share in favor of those shareholders registered in the Company’s Book of Shareholders during the fifth working day prior to the day of such payment. The pertinent amount will be paid in its equivalent in Chilean pesos, based on the “Observed Dollar” rate that should be published by the Official Gazette on April 29, 2005. The above, in favor of the corresponding shareholders, personally or through a duly authorized representative, beginning on Thursday, May 12, 2005, at 09:00 hrs.

We hereby inform you the above as a material event in compliance with articles 9 and 10 of Law N°18.045. Additionally, also in compliance with the indications of the Superintendency set forth in Forms 660 and in the Rule of General Character Nº30 issued on October 22, 1986 and November 10, 1989, respectively.

Additionally, we inform you that the authorization to electronically file this Essential Issue -referred to in Form 1737- is currently being processed.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: March 16, 2005